

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Alex Grab
General Counsel
Brilliant Earth Group, Inc.
300 Grant Avenue, Third Floor
San Francisco, California 94108

> **Re: Brilliant Earth Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 7, 2022**
>   **File No. 333-267784**

Dear Alex Grab:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Gregory Herbers at 202-551-8028 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Tad J. Freese